UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 10)

                          GENERAL MOTORS CORPORATION
                                (Name of Issuer)

                Class H Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                  370442 50 1
                                 (CUSIP Number)

    Joan S. Leonard, Esq., Vice President, General Counsel and Secretary
                         Howard Hughes Medical Institute
                  4000 Jones Bridge Road, Chevy Chase, MD 20815
                           Tel. No. (301) 215-8841
                     (Name, Address and Telephon  Number of
                      Person Authorized to Receive Notices
                             and Communications)

                               October 12, 1994
                   (Date of Event which Requires Filing of
                                this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  370442 501                             Page  2  of  7 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Howard Hughes Medical Institute          59-0735717

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)__
                                                               (b)__

3  SEC USE ONLY


4  SOURCE OF FUNDS

          OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF        7  SOLE VOTING POWER
SHARES                    20,050,600
BENEFICIALLY
OWNED BY EACH    8  SHARED VOTING POWER
REPORTING                 0
PERSON
WITH             9  SOLE DISPOSITIVE POWER
                          21,038,300

                10  SHARED DISPOSITIVE POWER
                          0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       20,050,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       Not Applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.7%

14  TYPE OF REPORTING PERSON
       CO

                                                  Page  3  of  7
Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, and present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted) of each of the trustees and executive officers of Howard Hughes Medical Institute ("HHMI").

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (capitalized terms used in this Amendment No. 9 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by the Institute with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, or in the 1992 Agreement):

          Since the filing of Amendment No. 9 to Schedule 13D, the Institute has disposed of 987,700 Core Shares and now holds 5,050,600 Core Shares as part of its core investment portfolio and makes decisions from time to time with respect to the retention or disposition thereof in the same manner as it deals with other securities in its portfolio.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 20,050,600 shares of Class H Stock, or approximately 21.7% of the 92,268,354 shares of Class H Stock reported to be outstanding on the cover page of GM's most recent quarterly report for the quarter ended June 30, 1994. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) Within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except the following open market sales on the

                                                  Page  4  of  7
New York Stock Exchange of Core Shares by HHMI:


     Date            Number of       Price Per
                       Shares         Share
August 29, 1994        5,000          $37.50
August 30, 1994        46,000          37.50
September 1, 1994      57,500          37.50
September 19, 1994     36,900          37.70
September 22, 1994    100,000          37.50
September 30, 1994     20,000          37.69
October 11, 1994       57,000          37.52
October 12, 1994      105,000          37.51

          (d) and (e) Unchanged.



Item  6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Unchanged.

Item  7.  Material to be Filed as Exhibits.

          The following Exhibit is filed with this Amendment
          No. 9:

          Trustees and Executive Officers of HHMI (Exhibit A)

                                                  Page 5  of  7
                            SIGNATURE

          After reasonable inquiry, and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 13, 1994

                         HOWARD HUGHES MEDICAL INSTITUTE



                         By:Joan S. Leonard
                            Joan S. Leonard, Esq.
                            Vice President, General Counsel
                            and Secretary

                                                  Page  6  of  7
                            EXHIBIT A


           TRUSTEES OF HOWARD HUGHES MEDICAL INSTITUTE


Irving S. Shapiro, Esq., Chairman        William R. Lummis, Esq.
Of Counsel                               Chairman of the Board of Directors
Skadden, Arps, Slate, Meagher & Flom     SUMMA Corporation
P.O. Box 636                             Suite 4525
One Rodney Square                        4200 Texas Commerce Tower
Wilmington, DE  19801                    600 Travis
                                         Houston, TX  77002

George W. Thorn, M.D.                    Mr. James D. Wolfensohn
Chairman Emeritus                        President
Howard Hughes Medical Institute          James D. Wolfensohn, Inc.
Children's Hospital                      599 Lexington Avenue, 40th Floor
Enders Building, Room 650                New York, NY  10022
320 Longwood Avenue
Boston, MA  02115

Alexander G. Bearn, M.D.
Adjunct Professor
The Rockefeller University
1230 York Avenue
New York, NY  10021

Mrs. Helen K. Copley
Chairman and Chief Executive Officer
Copley Newspapers
7776 Ivanhoe Avenue
La Jolla, California  92037

Mr. Frank W. Gay
#9 Kingwood Villas Court
Kingwood, TX  77339

James H. Gilliam, Jr., Esq.
Executive Vice President
Beneficial Corporation
P.O. Box 911
One Christina Centre
301 North Walnut Street
Wilmington, DE  19801

Hanna H. Gray, Ph.D.
President Emeritus and Professor of
the Department of History and the
College
The University of Chicago
1126 East 59th Street
Chicago, IL  60637

                                                  Page 7 of 7
                          EXHIBIT A

           OFFICERS OF HOWARD HUGHES MEDICAL INSTITUTE



Purnell W. Choppin, M.D.                 Mark W. Smith
President                                Controller
Howard Hughes Medical Institute          Howard Hughes Medical Institute
4000 Jones Bridge Road                   4000 Jones Bridge Road
Chevy Chase, MD  20815                   Chevy Chase, MD  20815

W. Maxwell Cowan, M.D., Ph.D.            Edward J. Palmerino
Vice President and Chief Scientific      Assistant Controller
Officer                                  Howard Hughes Medical Institute
Howard Hughes Medical Institute          4000 Jones Bridge Road
4000 Jones Bridge Road                   Chevy Chase, MD  20815
Chevy Chase, MD  20815

Joan S. Leonard, Esq.
Vice President, General Counsel and
Secretary
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Joseph G. Perpich, M.D., J.D.
Vice President for Grants and Special
Programs
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Jon C. Strauss, Ph.D.
Vice President and Chief Financial
Officer and Treasurer
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Carter F. Wolfe
Vice President and Chief Investment
Officer
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Craig A. Alexander, Esq.
Assistant Secretary
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815